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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                       MEDICAL SOLUTIONS MANAGEMENT, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    584623102
                                   (CUSIP No.)

                                DECEMBER 31, 2006
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.                                  584623102
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.             Vicis Capital LLC
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX             (a) [ ]
     IF A MEMBER OF A GROUP.               (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY.
--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE
     OF ORGANIZATION.                      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES   (5)  SOLE VOTING POWER.              2,168,935
  BENEFICIALLY     (6)  SHARED VOTING POWER.            None
  OWNED BY EACH    (7)  SOLE DISPOSITIVE POWER.         2,168,935
    REPORTING      (8)  SHARED DISPOSITIVE POWER.       None
  PERSON WITH:
--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON.                    2,168,935
--------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES.   [ ]
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9).                              10.61%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON.                          IA
--------------------------------------------------------------------------------


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                                  SCHEDULE 13G
                                VICIS CAPITAL LLC
                       MEDICAL SOLUTIONS MANAGEMENT, INC.

ITEM 1.

     (A)  NAME OF ISSUER:

          Medical Solutions Management, Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          237 Cedar Hill Street
          Marlboro MA 01752

ITEM 2.

     (A)  NAME OF PERSON FILING:

          Vicis Capital LLC

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          126 East 56th Street, Tower 56, Suite 700
          New York, NY 10022

     (C)  CITIZENSHIP:

          Vicis Capital LLC is a Delaware limited liability company

     (D)  TITLE OF CLASS OF SECURITIES:

          Common Stock, $0.0001 par value per share

     (E)  CUSIP NO.:

          584623102


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ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR
          240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (A) [ ] BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT (15 U.S.C. 78O).

     (B)  [ ]  BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT (15 U.S.C. 78C).

     (C) [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT (15 U.S.C. 78C).

     (D) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT (15 U.S.C. 80A-8).

     (E)  [X]  AN INVESTMENT ADVISER IN ACCORDANCE WITH SECTION
               240.13D-1(B)(1)(II)(E).

     (F)  [ ]  AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH
               SECTION 240.13D-1(B)(1)(II)(F).

     (G)  [ ]  A PARENT HOLDING COMPANY OR CONTROL PLAN, IN ACCORDANCE WITH
               SECTION 240.13D-1(B)(1)(II)(G). (NOTE: SEE ITEM 7).

     (H) [ ] A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).

     (I) [ ] A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80A-3)

     (J)  [ ]  GROUP, IN ACCORDANCE WITH SECTION 240.13D-1(B)(1)(II)(J).

ITEM 4.   OWNERSHIP.

     (A)  AMOUNT BENEFICIALLY OWNED:

          2,172,135 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Vicis Capital LLC by virtue of its investment discretion and voting authority granted by Vicis Capital Master Fund, which may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.


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     (B)  PERCENT OF CLASS:

          10.61%.

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                    2,168,935 shares.

          (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                    None.

          (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                    2,168,935 shares.

          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                    None.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Vicis Capital Master Fund, a client of Vicis Capital LLC, a registered investment adviser, owns all the shares included on this schedule and has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of all the shares included on this Schedule.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.


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ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 12, 2007.

                                        VICIS CAPITAL LLC


                                        /s/ Keith W. Hughes
                                        ----------------------------------------
                                        Keith W. Hughes
                                        Chief Financial Officer


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